Stuart H. Coleman, Esq. Stradley Ronon Stevens & Young, LLP 100 Park Avenue, Suite 2000 New York, NY 10017 (212) 812-4125 www.stradley.com

March 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Attention: David Manion

Re:	CPG Vintage Access Fund V, LLC (the “Fund”)
File Nos.: 811-23726

On behalf of the Fund, the following are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission ("SEC") that were conveyed via videoconference on February 12, 2025. The comments related to the Staff’s review of the Company’s annual shareholder report for the fiscal year ended March 31, 2024 (the “Annual Report”) and other related filings. Each comment is summarized below, followed by the Fund’s response to each comment.

Comment 1: The Staff notes that the opinion of the Fund's independent registered public accounting firm that was included in the Fund's Shareholder Report was dated June 5, 2024, which is 66 days after the Fund's fiscal year end. Please discuss in correspondence why the financial statements included in the Shareholder Report were not transmitted in a timely fashion in accordance with Rule 30e-1(d) and confirm that future financial statements will be transmitted in a timely fashion.

Response: The Fund experienced delays in receiving certain tax and valuation support from third party underlying fund managers necessary to complete the preparation of financial statements and their disclosures in a timely fashion. The potential delay for this filing was communicated in advance to the Staff in a confidential letter sent to the SEC's Office of the Chief Accountant, on May 30, 2024. We will send this letter to Mr. Manion separately. The Fund confirms its intention to transmit future financial statements to shareholders in a timely fashion.

Comment 2: The Fund's response to Item B.17(f) of Form N-CEN for the fiscal years ended March 31, 2023 and March 31, 2024 indicate that the Fund's independent registered public accounting firm had changed but this does not appear to be the case. Please ensure that this field is completed accurately in the Fund's future filings on Form N-CEN.

Response: The Fund will revise the above-referenced response in future filings.

Comment 3: The Staff notes that the certifications attached to the Fund's Form N-CSR filing for the period ended March 31, 2024 references officers with the titles of Principal Executive Officer and Principal Accounting Officer. The Staff emphasizes that there are specific requirements related to the titles of the officers who complete these certifications and requests that the Fund confirm in supplemental correspondence that its Principal Accounting Officer referenced in the aforementioned certification has the same role and responsibilities as the Principal Financial Officer who is required to make this certification according to the applicable rule. Additionally, please confirm that this certification will be revised accordingly in future filings.

Response: The Fund confirms that the Principal Accounting Officer referenced in the certification has the same role and responsibilities as the Principal Financial Officer who is required to make this certification according to the applicable rule. The Fund further confirms that this certification will be revised accordingly in future filings.

Comment 4: The Fund's response to Item D.8 of Form N-CEN for the period ended March 31, 2024 discloses a management fee of 1.43%, however the Fund's financial statements reflect a management fee ratio of 2.18%. Please explain supplementally what caused this discrepancy and ensure that this information is reported accurately in future filings.

Response: The Fund confirms the accuracy of the disclosed management fee of 1.43%. The Fund advises that the management fee ratio of 1.43% in Item D.8 of Form N-CEN is based on the net assets as of the end of the fiscal year while the management fee ratio of 2.18% derived from the Fund's financial statements is based on average net assets.

Comment 5: The Fund's response to Item D.9 of Form N-CEN for the period ended March 31, 2024 discloses a net operating expense ratio of 4.53%. However, the Fund's financial highlights included on page 8 of the Shareholder Report reflects a net operating expense ratio of 6.91%. Please explain the discrepancy in these ratios supplementally and ensure this information is reported accurately in future filings.

Response: The Fund advises that the two ratios are properly calculated, with each based on different formulas: (1) the net operating expense ratio of 4.53% in Item D.9 of Form N-CEN is based on the net assets as of the end of the fiscal year while (2) the Fund’s financial highlights net operating expense ratio of 6.91% is based on average net assets.

Comment 6: Referring to the schedule of investments starting on page 2 of the Shareholder Report, please confirm that the investment named "UMB Demand Deposit" is properly categorized as a money market fund investment or revise its categorization in future filings.

Response: The investment named “UMB Demand Deposit” should be categorized as Cash. The Fund will revise its categorization of the UMB Demand Deposit investment in future filings.

Comment 7: Referring to the valuation disclosure starting on page 13 of the Shareholder Report, the Staff requests that the Fund discuss in supplemental correspondence how the UMB Demand Deposit previously referenced in Comment 6 is properly categorized as a Level 1 investment in accordance with the ASC 820 hierarchy or discuss how it would be categorized differently in future filings.

Response: The investment referred to in Comment 6 should be categorized as Cash. The Fund will revise its categorization of the UMB Demand Deposit in the schedule of investments in future filings.

Comment 8: The Staff refers to the liability value of $809,156 for interest expense payable as disclosed in the Fund's consolidated statement of assets and liabilities starting on page 4 of Shareholder Report and notes that the balance on the line of credit does not look to have changed by a material amount based on the financial statements. Please explain the terms of how the Fund pays amounts owed on its line of credit and how such amounts owed are accrued.

Response: The Fund pays amounts owed on its line of credit at least quarterly and such amounts are accrued currently. The liability value of $809,156 is the accrual for the quarter ended March 31, 2024.

Comment 9: Please explain how the Average Annualized Interest Rate and Average Outstanding Loan Payable disclosed on page 17 of the Shareholder Report are determined and confirm whether this information is accurate. The Staff notes that the total interest expense for the fiscal year ended March 31, 2024 was approximately $1.54 million based on the financial statements included in the Shareholder Report.

Response: The Fund believes the Average Annualized Interest Rate and Average Outstanding Loan Payable disclosed are accurate. The Average Annualized Interest Rate is the annual interest rate set forth in the line of credit agreement. The Average Outstanding Loan Payable is calculated for the period beginning when the Fund entered into the line of credit.

We believe that we have responded fully to each of the Staff comments as set forth above. However, should the Staff have any further questions or require any further information, please do not hesitate to contact the undersigned at (212) 812-4125.

Sincerely,

/s/ Stuart H. Coleman
Stuart H. Coleman

cc:	Seth Pearlstein, Central Park Advisers, LLC
Mike Dresnin, Central Park Advisers, LLC